Exhibit 2.1

First Amendment to Merger Agreement

This FIRST Amendment to Merger Agreement (this “Amendment”), dated as of January 6, 2022, is entered into by and among MultiMetaVerse Inc., a Cayman Islands exempted company (the “Company”), certain shareholders of the Company as set forth on Exhibit A (each, a “Principal Shareholder” and collectively the “Principal Shareholders”), Model Performance Acquisition Corp., a British Virgin Islands business company (the “Parent”), Model Performance Mini Corp., a British Virgin Islands business company (“Purchaser”), Model Performance Mini Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Parent (the “Merger Sub”) and Avatar Group Holdings Limited, a company incorporated in British Virgin Islands and controlled by certain Principal Shareholder (“Avatar”).

RECITALS

WHEREAS, the Company, the Principal Shareholders, Parent, Purchaser and the Merger Sub entered into that certain Merger Agreement dated as of August 6, 2021 (the “Merger Agreement”); and

WHEREAS, the parties hereto wish to make certain amendments to the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.              Definitions. Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the Merger Agreement.

2.              Amendments.

2.1.          Outside Closing Date. Section 12.1(c) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“(c)          In the event that the Closing of the transactions contemplated hereunder has not occurred by September 30, 2022 (the “Outside Closing Date”) and no material breach of this Agreement by the party seeking to terminate this Agreement shall have occurred or have been made (as provided in Section 12.2 hereof), the Purchaser Parties or the Company, as the case may be, shall have the right, at its sole option, to terminate this Agreement without liability to the other side except for such liability set forth under Section 9.8(d). Such right may be exercised by Purchaser Parties or the Company, as the case may be, by giving written notice to the other at any time after the Outside Closing Date.”

2.2.        Equity Financing. Section 8.7 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“Prior to or concurrently with the execution of this Agreement, Parent has entered into certain subscription agreement (the “Subscription Agreement”) with certain investor named therein, pursuant to which such investor has committed to provide equity financing to Parent immediately prior to the Closing in the aggregate amount of US$10,000,000 (the “Committed PIPE Financing”). As soon as practicable after the signing, but in any event no later than 15 days prior to the Closing, the Company shall procure additional reputable investors to provide equity financing in the aggregate amount of US$10,000,000 to Parent on substantially the same terms and conditions in the Subscription Agreement (the “Additional PIPE Financing”, together with the Committed PIPE Financing, the “Equity Financing”).”

2.3.        Covenant of All Parties Hereto. Article IX of the Merger Agreement is hereby amended by insertion new Section 9.7 and Section 9.8 as follows:

“9.7 Company Loans. (a) The Company agrees to make to Parent, and Parent agrees to borrow from the Company, three tranches of loans in such principal amount as set forth in Schedule I (collectively, the “Company Loans”). The Company shall, on each applicable disbursement date as set forth in Schedule I, pay such principal amount by wire transfer in immediately available funds to a bank account designated by Parent. Each of the Company Loans shall be non-interest bearing and become repayable upon the Closing, it being understood and agreed that if the Closing does not occur, Parent will not repay such Company Loans; provided, however, that the Company Loans shall become repayable by Parent if Purchaser Parties materially breach the Merger Agreement or this Agreement and such breach has not been cured within fifteen (15) days following receipt by Parent of a notice describing in reasonable detail the nature of such breach.

(b) Parent shall use the proceeds from the Company Loans for working capital, payment of professional, administrative and operational fees and expenses, and other purposes as mutually agreed by Parent and the Company. Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that the Company Loans are intended to, among other things, fund any and all amounts (the “Extension Deposit”) that may be required under Parent’s Organizational Documents and the Investment Management Trust Agreement in order to extend the period of time for Parent to consummate a Business Combination (as such term is defined in Parent’s Organizational Document) for up to two (2) times. Purchaser Parties and the Company shall execute and deliver such documents and take such actions as may be necessary or desirable to effectuate such funding and payment of Extension Deposit, and upon the Sponsor’s request, Parent shall direct the Company to, and the Company shall, transfer and deposit the applicable principal amount of the Company Loans to the Trust Account in name of the Sponsor such that the Extension Deposit is deemed paid and properly deposited.

9.8 Further Extension; No-Deal Payment. (a) The parties hereto acknowledge that, after taking into account applicable extensions under Parent’s Organizational Documents and the Investment Management Trust Agreement, Parent will have up to 18 months from the closing of its IPO to complete the initial Business Combination (such period Parent is subject to, the “Parent’s Duration Period”). Unless otherwise mutually agreed by Parent and the Company, prior to the expiration of the initial 18-month Parent’s Duration Period, Parent shall hold, and the Company Group shall use commercially reasonable efforts to assist and cooperate with Parent in preparing and holding, a Parent’s general meeting called to further extend the Parent’s Duration Period (such period being further extended from the initial 18-month Parent’s Duration Period, the “Further Extension Period”). If such extension of the Parent’s Duration Period is approved by Parent’s shareholders, additional Parent’s general meetings may be held prior to the expiration of applicable Further Extension Period such that the Parent’s Duration Period could be further extended. The Company shall bear and prepay Purchaser Parties and the Sponsor for any and all costs and expenses (including but not limited to the costs derived from an increased redemption amount or additional premium paid or to be paid to the shareholders of Parent) incurred by Purchaser Parties and the Sponsor due to such general meetings and the adoption of Further Extension Periods. In the event of adoption of Further Extension Periods, the Company agrees to make to Parent, and Parent agrees to borrow from the Company, additional loans (the “Additional Loans”) in such amount sufficient for the working capital, payment of professional, administrative and operational fees and expenses during such Further Extension Period, and other purposes as mutually agreed by Parent and the Company. The Additional Loans shall be in an amount no less than the Company Loans on a prorated basis in accordance with the length of the Further Extension Period, and shall have terms and conditions substantially the same with those of the Company Loans, and shall be interest-free and only repayable upon the Closing.

(b) In the event that the Closing fails to occur within the Parent’s Duration Period (inclusive of applicable Further Extension Period) due to reasons not directly attributable to Purchaser Parties, Avatar shall pay Parent a lump sum payment of US$3,250,000 (the “No-Deal Payment”) on the first Business Day following the occurrence of such event. Without prejudice to the foregoing, if the Closing does not occur on or prior to August 25, 2022, within five (5) Business Days after the Company’s receipt of relevant account details, the Company and Avatar shall (on a joint and several basis) deposit US$2,900,000 of the No-Deal Payment into an escrow account designated by Parent, the amount of which shall be available, and shall be released to Parent, for satisfaction of the obligation of Avatar contained in this Section 9.8(b).

(c) Each party hereto acknowledges that the remedies at law of the other parties for a breach or threatened breach of this Amendment would be inadequate and, in recognition of this fact, any party to this Agreement, without posting any bond, and in addition to all other remedies that may be available, shall be entitled to obtain equitable relief in connection with this Amendment in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available.

(d) Notwithstanding anything to the contrary, in the event that this Agreement is terminated by the Company pursuant to Section 12.1(c), the termination will not relieve the Company and Avatar from the obligation under Section 9.8(b) and Section 9.8(b) shall survive such termination.”

2.4.        Third Party Beneficiaries. Section 13.13 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“Neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto; provided, however, that notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Purchaser Parties (and their respective successors, heirs and representatives) and each of their respective Affiliates are intended third-party beneficiaries of, and may enforce, Section 7.7, and (b) Sponsor is intended third-party beneficiaries of, and may enforce, Section 9.7 and Section 9.8 of this Agreement.”

2.5.        Schedule I. The Schedule I attached hereto shall be included as the Schedule I of the Merger Agreement.

3.              No Other Amendments; Effect of Amendment. Except for the amendments expressly set forth in this Amendment, the Merger Agreement shall remain unchanged and in full force and effect. This Amendment shall form a part of the Merger Agreement for all purposes, and the parties thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, any reference to the Merger Agreement shall be deemed a reference to the Merger Agreement as amended hereby. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto.

4.              Incorporation by Reference. Each of the provisions under Article XI (Dispute Resolution), Section 13.7 (Governing Law) and Section 13.8 (Counterparts; Facsimile Signatures) of the Merger Agreement shall be incorporated into this Amendment by reference as if set out in full herein, mutatis mutandis.

5.              Further Assurance. Each party hereto shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions and matters contemplated by this Amendment. The parties hereto further agree that each of the parties shall cooperate in good faith in advancing the Business Combination of Parent, including adjusting the businesses and assets to be covered therein.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Parent:

MODEL PERFORMANCE ACQUISITION CORP.

By:	/s/ Serena Shie
Name: Serena Shie
Title: CFO and Director

Purchaser:

MODEL PERFORMANCE MINI CORP.

By:	/s/ Serena Shie
Name: Serena Shie
Title: Director

Merger Sub:

MODEL PERFORMANCE MINI SUB CORP.

By:	/s/ Serena Shie
Name: Serena Shie
Title: Director

Signature Page to Amendment to Merger Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Company:

MULTIMETAVERSE INC.

By:	/s/ Xu Yiran
Name: Xu Yiran
Title: Chairman, CEO

Signature Page to Amendment to Merger Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

Principal Shareholders:

/s/ Yanzhi Wang
Yanzhi Wang

/s/ Yiran Xun
Yiran Xu

Avatar:

AVATAR GROUP HOLDINGS LIMITED

By:	/s/ Yanzhi Wang
Name: Yanzhi Wang
Title: Director

Signature Page to Amendment to Merger Agreement

EXHIBIT A

List of Principal Shareholders

Yanzhi Wang

Yiran Xu

Schedule I

Breakdown of the Company Loans

Tranche No.	Principal Amount	Disbursement Date
1	US$850,000	January 10, 2022
2	US$950,000	March 15, 2022
3	US$950,000	June 15, 2022